UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TELLURIAN INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

87968A104

(CUSIP Number)

Isabelle Salhorgne

General Counsel, Gas, Renewables & Power

TOTAL S.A.

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

011-331-4744-4546

Copies to:

Glen J. Hettinger

Norton Rose Fulbright US LLP

2200 Ross Avenue, Suite 3600

Dallas, Texas 75201

214-855-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87968A104

1	NAMES OF REPORTING PERSONS: TOTAL S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 45,999,999
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 45,999,999
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 45,999,999
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.13% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(1)

Based on 240,511,126 shares of Tellurian Inc.’s common stock issued and outstanding as of November 1, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, filed with the Securities and Exchange Commission on November 7, 2018.

1	NAMES OF REPORTING PERSONS: TOTAL Delaware, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 45,999,999
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 45,999,999
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 45,999,999
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.13% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(1)

Based on 240,511,126 shares of Tellurian Inc.’s common stock issued and outstanding as of November 1, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, filed with the Securities and Exchange Commission on November 7, 2018.

The Schedule 13D filed on February 27, 2017 (the “Schedule 13D”), by TOTAL S.A., a société anonyme organized under the laws of the Republic of France (“Total Holdings”), and TOTAL Delaware, Inc., a Delaware corporation (“Total Delaware” and, together with Total Holdings, the “Reporting Persons”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of Tellurian Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 filed on May 11, 2017, is hereby amended and supplemented as set forth below by this Amendment No. 2 to the Schedule 13D.

For information required by Instruction C to Schedule 13D with respect to the executive officers and directors of the Reporting Persons, reference is made to Schedule A attached hereto and incorporated by reference herein and Items 2(d), 2(e) and 5 below.

Item 2.	Identity and Background

Items 2(d) and 2(e) of the Schedule 13D is hereby amended and supplemented with the following:

(d) Criminal Convictions

During the past five years, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of their respective directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Proceedings

During the past five years, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of their respective directors or executive officers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

Pursuant to the terms of the previously disclosed Voting Agreement, dated as of January 3, 2017, by and among the Issuer (then known as Magellan Petroleum Corporation), Tellurian Investments LLC (then known as Tellurian Investments Inc.), Total Delaware, Charif Souki, the Souki Family 2016 Trust, and Martin Houston (the “Voting Agreement”), on December 3, 2018, Total Delaware designated Eric Festa as the Total-Tellurian Director (as such term is defined in the Voting Agreement). Mr. Festa was appointed to the Issuer’s Board of Directors on December 5, 2018. Mr. Festa replaces Jean Jaylet, the previous Total-Tellurian Director, who resigned as a member of the Issuer’s Board of Directors on December 3, 2018.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented with the following:

To the knowledge of the Reporting Persons, (i) the executive officers and directors of the Reporting Persons have no beneficial ownership of Common Stock separate from the beneficial ownership held by the Reporting Persons, and (ii) there have been no transactions by any director or executive officer of the Reporting Persons in securities of the Issuer during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented with the following:

The information set forth above in Item 4 is incorporated herein by reference.

Signatures

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 19, 2019	TOTAL S.A.

	By:	/s/ Antoine Larenaudie
	Name: Title:	Antoine Larenaudie Group Treasurer

TOTAL DELAWARE, INC.

By:	/s/ Christophe Gerondeau
Name: Title:	Christophe Gerondeau President

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

DIRECTORS AND EXECUTIVE OFFICERS OF TOTAL S.A.

Set forth below are the name and current principal occupation or employment, citizenship and material occupations, positions, offices or employment for the past five years, of each director and executive officer of the TOTAL S.A. (“TOTAL S.A.” or “TOTAL”) group of companies. References to the “Group” are to the TOTAL S.A. group of companies. The business address of each of the directors and executive officers is 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France. Except as otherwise noted, positions specified are positions with TOTAL S.A.

Name	Principal Occupation or Employment	Citizenship

Board of Directors

Patrick Pouyanné

Main function: Chairman and Chief Executive Officer of TOTAL S.A.

Director of TOTAL S.A. since May 29, 2015. Last renewal: June 1, 2018 until 2021. Chairman of the Strategy & CSR Committee.

A graduate of École Polytechnique and a Chief Engineer of France’s Corps des Mines, Mr. Pouyanné held, between 1989 and 1996, various administrative positions in the Ministry of Industry and other cabinet positions (including technical advisor to the Prime Minister, Édouard Balladur, in the fields of the Environment and Industry from 1993 to 1995, and chief of staff for the Minister for Information and Aerospace Technologies, François Fillon, from 1995 to 1996).

In January 1997, he joined TOTAL’s Exploration & Production division, first as Chief Administrative Officer in Angola, before becoming Group representative in Qatar and President of TOTAL’s Exploration and Production subsidiary in that country in 1999. In August 2002, he was appointed President, Finance, Economy and IT for Exploration & Production. In January 2006, he became Senior Vice President, Strategy, Business Development and R&D in Exploration & Production and was appointed a member of the Group’s Management Committee in May 2006. In March 2011, Mr. Pouyanné was appointed Deputy General Manager, Chemicals, and Deputy General Manager, Petrochemicals. In January 2012, he became President, Refining & Chemicals and a member of the Group’s Executive Committee.

On October 22, 2014, he became Chief Executive Officer of TOTAL S.A. and Chairman of the Group’s Executive Committee. On May 29, 2015, he was appointed by the Annual Shareholders’ Meeting as director of TOTAL S.A. for a three-year term. The Board of Directors of TOTAL appointed him as Chairman of the Board of Directors as of December 19, 2015. Mr. Pouyanné thus became both Chairman and Chief Executive Officer of TOTAL S.A. Following the renewal of Mr. Pouyanné’s directorship at the Shareholders’ Meeting on June 1, 2018 for a three-year period, the Board of Directors renewed Mr. Pouyanné’s term of office as Chairman and Chief Executive Officer for a period equal to that of his directorship.

France

Name	Principal Occupation or Employment	Citizenship

Patrick Artus

Main function: Head of the Research Department and Member of the Executive Committee at Natixis.

Director of TOTAL S.A. since 2009. Last renewal: June 1, 2018 until 2021. Member of the Audit Committee and the Strategy & CSR Committee. Independent director.

A graduate of École Polytechnique, École Nationale de la Statistique et de l’Administration l’Économique (ENSAE) and the Institut d’Études Politiques de Paris, Mr. Artus began his career at INSEE (the French National Institute for Statistics and Economic Studies) where his work included economic forecasting and modeling. He then worked at the Economics Department of the OECD (1980), later becoming the Head of Research at the ENSAE from 1982 to 1985. He was a scientific advisor at the Research Department of the Banque de France before joining the Natixis Group as the head of the Research Department, and has been a member of its Executive Committee since May 2013. He is an associate professor at the Paris School of Economics. He is also a member of the Cercle des Économistes.

France

Patricia Barbizet

Main function: Chairwoman of Temaris et Associés SAS since October 2018.

Director of TOTAL S.A. since 2008. Last renewal: May 26, 2017 until 2020. Lead Independent Director, Chairwoman of the Governance and Ethics Committee and member of the Compensation Committee and of the Strategy & CSR Committee.

A graduate of École Supérieure de Commerce de Paris (ESCP—Europe) in 1976, Patricia Barbizet started her career in the Treasury division of Renault Véhicules Industriels, and then as CFO of Renault Crédit International. In 1989, she joined the group of François Pinault as CFO, and was CEO of Artémis, the Pinault family’s investment company, between 1992 and 2018. She was also CEO and Chairwoman of Christie’s from 2014 to 2016.

Patricia Barbizet was Vice Chairwoman of the Board of Directors of Kering and Vice Chairwoman of Christie’s plc. She has been a member of the Board of Directors of TOTAL S.A. since 2008, and has also been a director of Bouygues, Air France-KLM and PSA Peugeot-Citroën. She chaired the Investment Committee of the Fonds Stratégique d’Investissement (FSI) from 2008 to 2013.

France

Marie-Christine Coisne-Roquette

Main function: Chairwoman of Sonepar S.A.S.

Director of TOTAL S.A. since 2011. Last renewal: May 26, 2017 until 2020. Chairwoman of the Audit Committee and member of the Compensation Committee. Independent director.

Ms. Coisne-Roquette has a Bachelor’s Degree in English. A lawyer by training, with a French Master’s in law and a Specialized Law Certificate from the New York bar, she started her career as an attorney in 1981 at the Paris and New York bars, as an associate of Cabinet Sonier & Associés in Paris. In 1984 she became a member of the Board of Directors of Colam Entreprendre, a family holding company that she joined full time in 1988.

As Chairwoman of the Board of Colam Entreprendre and the Sonepar Supervisory Board, she consolidated family ownership, reorganized the Group structures and reinforced the shareholders’ Group to sustain its growth strategy. Chairwoman and Chief Executive Officer of Sonepar as of 2002, Marie-Christine Coisne-Roquette became Chairwoman of Sonepar S.A.S. in 2016. At the same time, she heads Colam Entreprendre as its Chairwoman and Chief Executive Officer. Formerly a member of the Young Presidents’ Organization (YPO), she served the MEDEF (France’s main employers’ association) as Executive Committee member for 13 years and was Chairwoman of its Tax Commission from 2005 to 2013. She was a member of the Economic, Social and Environmental Council from 2013 and 2015 and is currently a Director of TOTAL S.A.

France

Name	Principal Occupation or Employment	Citizenship

Mark Cutifani

Main function: Chief Executive of Anglo American plc.

Director of TOTAL S.A. since May 26, 2017 until 2020. Member of the Governance and Ethics Committee since June 1, 2018. Independent director.

Mr. Cutifani was appointed director and Chief Executive of Anglo American plc. on April 3, 2013. He is a member of the Board’s Sustainability Committee and chairs the Group Management Committee. Mr. Cutifani has 42 years of experience in the mining industry in various parts of the world, covering a broad range of products. Mark Cutifani is a non-executive director of Anglo American Platinum Limited, Chairman of Anglo American South Africa and Chairman of De Beers plc. He previously held the post of Chief Executive Officer of AngloGold Ashanti Limited. Before joining AngloGold Ashanti, Mr. Cutifani was COO responsible for global nickel business of Vale. Prior to that, he held various management roles at Normandy Group, Sons of Gwalia, Western Mining Corporation, Kalgoorlie Consolidated Gold Mines and CRA (Rio Tinto).

Mr. Cutifani has a degree in Mining Engineering (with honors) from the University of Wollongong in Australia. He is a Fellow of the Royal Academy of Engineering, the Australasian Institute of Mining and Metallurgy and the Institute of Materials, Minerals and Mining in the United Kingdom.

Mr. Cutifani received an honorary doctorate from the University of Wollongong in Australia in 2013 and an honorary doctorate from Laurentian University in Canada in 2016.

Australia

Maria van der Hoeven

Main function: Independent director.

Director of TOTAL S.A. since 2016 until 2019. Member of the Audit Committee.

Ms. van der Hoeven trained as a teacher, becoming a professor in economic sciences and administration then a school counselor. She was then Executive Director of the Administrative Center for vocational training for adults in Maastricht for seven years and then Director of the Limbourg Technology Center. She was member of the Dutch Parliament, served as Minister of Education, Culture and Science from 2002 to 2007, and was Minister of Economic Affairs of the Netherlands from 2007 to 2010. Ms. van der Hoeven then served as Executive Director of the International Energy Agency (IEA) from September 2011 to August 2015. During this period, she contributed to increasing the number of members of the Agency and emphasized the close link between climate and energy policy. In September 2015, Ms. van der Hoeven joined the Board of Trustees of Rocky Mountain Institute (USA) and in the spring of 2016, became a member of the supervisory board of Innogy SE (Germany). Since October 2016, Ms. van der Hoeven has been Vice Chairwoman of the High-level Panel of the European Decarbonisation Pathways Initiative within the European Commission.

Netherlands

Name	Principal Occupation or Employment	Citizenship

Anne-Marie Idrac

Main function: Independent director

Director of TOTAL S.A. since 2012. Last renewal: June 1, 2018 until 2021. Member of the Governance and Ethics Committee and the Strategy & CSR Committee.

A graduate of Institut d’Études Politiques de Paris and formerly a student at École Nationale d’Administration (ENA -1974), Ms. Idrac began her career holding various positions as a senior civil servant at the Ministry of Infrastructure (Ministère de l’Équipement) in the fields of environment, housing, urban planning and transportation. She served as Executive Director of the public institution in charge of the development of Cergy-Pontoise (Établissement public d’Aménagement de Cergy-Pontoise) from 1990 to 1993 and Director of land transport from 1993 to 1995. Ms. Idrac was State Secretary for Transport from May 1995 to June 1997, elected member of Parliament for Yvelines from 1997 to 2002, regional councilor for Île-de-France from 1998 to 2002 and State Secretary for Foreign Trade from March 2008 to November 2010. She also served as Chairwoman and Chief Executive Officer of RATP from 2002 to 2006 and then as Chairwoman of SNCF from 2006 to 2008.

France

Gérard Lamarche

Main function: Deputy Managing Director of Groupe Bruxelles Lambert.

Director of TOTAL S.A. since 2012. Last renewal: May 24, 2016 until 2019. Chairman of the Compensation Committee and member of the Audit Committee. Independent director.

Mr. Lamarche graduated in economic science from Louvain-La-Neuve University and is also a graduate of INSEAD business school (Advanced Management Program for Suez Group Executives). He also attended the Global Leadership Series training course at the Wharton International Forum in 1998-99. He started his career at Deloitte Haskins & Sells in Belgium in 1983, before becoming a consultant in mergers and acquisitions in the Netherlands in 1987. In 1988, Mr. Lamarche joined Société Générale de Belgique as an investment manager. He was promoted to the position of management controller in 1989 before becoming a consultant in strategic operations from 1992 to 1995. He joined Compagnie Financière de Suez as a Project Manager for the Chairman and Secretary of the Executive Committee (1995-1997), before being appointed as the acting Managing Director in charge of Planning, Management Control and Accounts. In 2000, Mr. Lamarche moved to NALCO (the American subsidiary of the Suez group and the world leader in the treatment of industrial water) as Director and Chief Executive Officer. He was appointed Chief Financial Officer of the Suez group in 2003. In April 2011, Mr. Lamarche became a director on the Board of Directors of Groupe Bruxelles Lambert (GBL). He has been the Deputy Managing Director since January 2012. Mr. Lamarche is currently a director of LafargeHolcim Ltd (Switzerland), TOTAL S.A., SGS S.A. (Switzerland) and Umicore (Belgium).

Belgium

Name	Principal Occupation or Employment	Citizenship

Jean Lemierre

Main function: Chairman of the Board of Directors of BNP Paribas.

Director of TOTAL S.A. since 2016 until 2019. Member of the Governance and Ethics Committee and the Strategy & CSR Committee. Independent Director.

Mr. Lemierre is a graduate of the Institut d’Études Politiques de Paris and the École Nationale d’Administration; he also has a law degree. Mr. Lemierre held various positions at the French tax authority, including as Head of the Fiscal Legislation Department and Director-General of Taxes. He was then appointed as Cabinet Director at the French Ministry of Economy and Finance before becoming Director of the French Treasury in October 1995. Between 2000 and 2008, he was President of the European Bank for Reconstruction and Development (EBRD). He became an advisor to the Chairman of BNP Paribas in 2008 and has been Chairman of BNP Paribas since December 1, 2014. During his career, Mr. Lemierre has also been a member of the European Monetary Committee (1995-1998), Chairman of the European Union Economic and Financial Committee (1999-2000) and Chairman of the Paris Club (1999-2000). He then became a member of the International Advisory Council of China Investment Corporation (CIC) and the International Advisory Council of China Development Bank (CDB). He is currently Chairman of the Centre d’Études Prospectives et d’Informations Internationales (CEPII) and a member of the Institute of International Finance (IIF).

France

Renata Perycz

Main function: Human Resources and Internal Communications Director of TOTAL Polska

Director representing employee shareholders of TOTAL S.A. since 2016 until 2019. Member of the Compensation Committee.

Ms. Perycz is a graduate of the University of Warsaw, the École des Hautes Études Commerciales (HEC) and the SGH Warsaw School of Economics. Ms. Perycz entered the Group in 1993 as a logistics and sales manager for Total Polska. In 2000, she became a supplies and logistics manager before becoming head of the subsidiary’s Purchasing Department in 2003.

In 2007, she became Director of Human Resources and Purchasing at Total Polska. Since 2013, Ms. Perycz has been the subsidiary’s Human Resources and Internal Communications director.

She has also been an elected member, representing unit-holders, of the Supervisory Board of FCPE Total Actionnariat International Capitalisation since 2012.

Poland

Name	Principal Occupation or Employment	Citizenship

Christine Renaud

Main function: TOTAL S.A. employee.

Director representing employees of TOTAL S.A. as of May 26, 2017 until 2020. Member of the Strategy & CSR Committee.

A graduate of the Institut Universitaire de Technologie en Chimie at Poitiers University, Ms. Renaud began her career with the Group in 1990 as an analytical development technician for Sanofi (Ambarès site), and then the Groupement de Recherches de Lacq (GRL). In 2004, she joined the organic analysis laboratory at the Pôle d’Études et de Recherches de Lacq (PERL), before helping to set up a new research laboratory. During her time at GRL, Ms. Renaud was elected as a member of the Works Committee before holding office as a union representative and member of the Group’s European Committee from 2004 to 2011. At the end of 2011, Ms. Renaud was elected as Secretary of the Group’s European Committee. Her term of office was renewed in 2013, until April 5, 2017. At its meeting of March 30, 2017, the UES Amont Central Works Council – Global Services – Holding, appointed Ms. Renaud as director representing employees on the Board of Directors of TOTAL S.A. as of May 26, 2017, for a period of three years expiring following the 2020 Shareholders’ Meeting of TOTAL S.A.

Since March 1, 2018, Ms. Renaud has served as communications officer at the Centre Technique et Scientifique Jean-Féger.

France

Carlos Tavares

Main function: Chairman of the Managing Board of Peugeot S.A.

Director of TOTAL S.A. as of May 26, 2017 until 2020. Member of Compensation Committee since June 1, 2018. Independent director.

A graduate of the École Centrale de Paris, Mr. Carlos Tavares held various positions of responsibility within the Renault group between 1981 and 2004 before joining the Nissan Group. Having been Executive Vice President, Chairman of the Management Committee Americas and President of Nissan North America, he was then Group Chief Operating Officer of the Renault Group from 2011 to 2013. He joined the Managing Board of Peugeot S.A. on January 1, 2014, and was appointed Chairman of the Managing Board on March 31, 2014.

Portugal

Executive Officers

Patrick Pouyanné	The principal occupations or employment and material employment history for the past five years of Mr. Pouyanné is set forth above.	France

Arnaud Breuillac

Main function: President of TOTAL S.A.’s Exploration & Production segment.

Member of the TOTAL Executive Committee.

A graduate of the École Centrale de Lyon, Arnaud Breuillac joined TOTAL in 1982. He occupied various positions in Exploration & Production, in France, Abu Dhabi, the United Kingdom, Indonesia and Angola, and in Refining management in France.

Between 2004 and 2006, he was the Iran director in the Middle East division. In December 2006, he became a member of the Management Committee of the Exploration & Production segment, as the director of the Continental Europe and Central Asia area. In July 2010, he became the Middle East director in the Exploration & Production segment, and joined the Management Committee* in January 2011. On January 1, 2014, Arnaud Breuillac was appointed President of TOTAL’s Exploration & Production segment, and he has been a member of the Group’s Executive Committee since October 1, 2014.

France

*	Effective April 2015, the Management Committee has been replaced by the Group Performance Management Committee.

Name	Principal Occupation or Employment	Citizenship

Patrick de La Chevardière

Main function: Chief Financial Officer of TOTAL S.A.

Member of the TOTAL Executive Committee

Patrick de La Chevardière was born in March 1957. He is a graduate of the École Centrale de Paris and a former student of the École des hautes études commerciales (HEC). He joined TOTAL in 1982, where he worked as a drilling engineer in the Exploration & Production segment until 1989. He then joined the Financial Division as a business manager and became the director of the Operations and Subsidiaries department in 1995. In 2000, he was appointed Asia director in the Refining and Marketing division, then Deputy Chief Financial Officer of TOTAL in September 2003, and he became a member of the Management Committee* in January 2005. Patrick de La Chevardière has also been a member of the Executive Committee since June 2008.

France

Momar Nguer

Main Function: President of TOTAL S.A.’s Marketing & Services segment.

Member of the TOTAL Executive Committee.

62 year-old Momar Nguer is a graduate of ESSEC. He started his career in 1982 in the financial department of Hewlett Packard France, before joining the Downstream activity of the TOTAL Group in 1984. He became the Sales Director of Total Senegal in 1985. In 1991, he became the manager of TOTAL Network and Consumers in Africa. He then took charge of the General Management of the Marketing subsidiaries of Total Cameroon, in 1995, then Total Kenya, in 1997. In 2000, he was appointed director of East Africa and the Indian Ocean in TOTAL’s Refining & Marketing segment. From 2007 to 2011, Momar Nguer was the Group’s Aviation Managing Director. In December 2011, he became the Africa – Middle East director of TOTAL’s Marketing & Services segment. He joined the Group Performance Management Committee in January 2012 and was appointed Chairman of the Diversity Board on August 1, 2015. On April 15, 2016, he became President, Refining & Chemicals and a member of the TOTAL Group’s Executive Committee.

France Senegal

Bernard Pinatel

Main function: President of TOTAL S.A.’s Refining & Chemicals segment.

Member of the TOTAL Executive Committee.

Bernard Pinatel is a graduate of the École Polytechnique and the Institut d’Études Politiques (IEP) de Paris, and has an MBA from the Institut Européen d’Administration des Affaires (INSEAD). He is also a statistician-economist (École Nationale de la Statistique et de l’Administration Économique - ENSAE). He started his career at Booz Allen & Hamilton, before joining the TOTAL group in 1991, where he occupied various operational positions in the production plants and head offices of different subsidiaries, including Hutchinson and Coates Lorilleux. He became the CEO France, and then the CEO Europe of Bostik between 2000 and 2006, and the Chairman and Chief Executive Officer of Cray Valley, from 2006 to 2009. In 2010, he became the Chairman and Chief Executive Officer of Bostik. At TOTAL, he was a member of the Management Committee of Refining & Chemicals from 2012 to 2014, and has been a member of the Group’s Management Committee since 2011.

France

Name	Principal Occupation or Employment	Citizenship

Philippe Sauquet

Main function: President, Gas, Renewables & Power and President, TOTAL S.A. Group Strategy-Innovation.

Member of the TOTAL Executive Committee.

Philippe Sauquet is a graduate of l’Ecole Polytechnique, l’Ecole Nationale des Ponts et Chaussées and of the University of California, Berkeley, United States. He started his career in 1981 as a civil engineer at the French Ministry of Infrastructure, then at the French Ministry of the Economy and Finance. He joined the Orkem Group in 1988 as the sales manager of the Acrylic Materials division. He joined TOTAL in 1990 as Vice President, Anti-Corrosion Paints, before being nominated Chemicals Strategy Vice President.

In 1997, he joined Gas & Power, where he was successively Vice President, Americas, Vice President, International, Senior Vice President, Strategy and Renewable Energies, Senior Vice President, Trading & Marketing, Gas & Power, based in London. On July 1, 2012, he was appointed President of Gas & Power, and became a member of the Group’s Management Committee at the same time.

On October 29, 2014, he took charge of the Refining & Chemicals segment and joined the Group Executive Committee. On April 15, 2016, he also became interim President of New Energies.

On September 1, 2016, he was appointed President of the newly created Gas, Renewables & Power segment. Philippe Sauquet is also the President of Group Strategy-Innovation and a member of the Group Executive Committee.

France

Namita Shah

Main function: President of People & Social Responsibility at TOTAL S.A.

Member of the TOTAL Executive Committee.

Namita Shah is a graduate of Delhi University, New Delhi and has a postgraduate degree in Law from the New York University School of Law, USA. She began her career as an Associate Attorney at Shearman & Sterling, a New York law firm, where she spent eight years providing advice and supervising transactions including those involving financings of pipeline and power plant companies.

She joined TOTAL in 2002 as a Legal Counsel in the E&P mergers and acquisitions team. In 2008 she joined the New Business team where she was responsible for business development in Australia and Malaysia. She held this position until 2011 when she moved to Yangon as General Manager, Total E&P, Myanmar.

On July 1, 2014, she was appointed Senior Vice President, Corporate Affairs, Exploration & Production.

On September 1, 2016, she was appointed President People & Social Responsibility and member of the Executive Committee.

France

Name	Principal Occupation or Employment	Citizenship

Xavier Bontemps

Main function: Senior Vice President, Industrial Safety.

Xavier Bontemps began his career in 1985 with BP, where he held a variety of positions including: R&D engineer, Polymer asset superintendent, commissioning engineer and production manager in polymers and terphtalic acid facilities in France then Belgium.

In 2001, he was appointed refinery Manager for BP and Chevron’s NEREFCO joint venture in Rotterdam. In 2004, Mr. Bontemps was named General Manager of BP’s Lavéra refinery and petrochemicals platform in France. After the site was acquired by INEOS in 2006, he also served as Vice President, Refining Production for France and Scotland.

He subsequently joined TOTAL in 2007 as Vice President, Health, Safety & Environment in Refining-Marketing. In 2010, he was named Vice President Refining, Northern Europe, with responsibility for five refineries. He was appointed Senior Vice President Manufacturing & Projects of TOTAL’s Refining Chemicals division on January 1, 2012. From September 2014 to September 2018, he ran the Polymers Business Unit based in Brussels.

He was appointed Senior Vice President Health, Safety Environment within the People & Social Responsibility Division in October 2018.

France

Aurélien Hamelle

Main function: Senior Vice President, General Counsel.

Aurélien Hamelle was at partner at the law firm Metzner Associés until April 2014 followed by Allen & Overy until March 2016. He then joined TOTAL as Senior Legal Adviser. He became Group General Counsel on January 1, 2017.

France

Antoine Larenaudie

Main function: Group Treasurer.

From 2003 to 2016, Antoine Larenaudie was Senior Vice President Finance of the Trading & Shipping segment. Between September 2016 and September 2017, he was the Finance Director for the Gas, Renewables and Power segment. He was appointed Group Treasurer in September 2017.

France
Ladislas Paszkiewicz

Main function: Senior Vice President, Strategy & Climate.

Ladislas Paszkiewicz joined the Group in 1985 and has spent his entire career with TOTAL. After holding a number of tax and finance-related positions in the Corporate Finance Division, he was appointed Vice President, Investor Relations for North America, based in New York. From 1994 to 1998, he was Head of Front Office at corporate headquarters in Paris and then moved to the Investor Relations Division, of which he was appointed Vice President in 2000. Four years later, he joined the Exploration & Production Division. In early 2005, he was named General Manager of Argentinean affiliate Total Austral. In 2007, he was appointed Senior Vice President, Middle East and in 2010, Senior Vice President, Americas. In 2015, he was named Senior Vice President, Mergers & Acquisitions in the Corporate Finance Division.

France
Jacques-Emmanuel Saulnier	Main function: Senior Vice President, Corporate Communications since October 1, 2011.	France
Jean-Pierre Sbraire

Main function: Deputy Chief Financial Officer.

From January 2012 until September 2012, Jean-Pierre Sbraire was head of financial operations for E&P subsidiaries at the Group’s Finance Department. Between September 2012 and September 2016, he was Vice President, Equity Crude Acquisitions within the Crude Trading department. From October 2016 to September 2017, he was Group Treasurer. He was appointed Deputy Chief Financial Officer in September 2017.

France

DIRECTORS AND EXECUTIVE OFFICERS OF TOTAL DELAWARE, INC.

Set forth below are the name, current principal occupation or employment and citizenship of each director and executive officer (the “TOTAL Delaware Directors and Officers”) of the TOTAL Delaware, Inc. (“TOTAL Delaware”). The business address of each of the directors and executive officers is 1201 Louisiana Street, Suite 1800, Houston, Texas 77002.

Name	Principal Occupation or Employment	Citizenship

Board of Directors
Christophe Gerondeau	Director and President of TOTAL Delaware	France
Franck Trochet	Director and Vice President of TOTAL Delaware	France
Elizabeth Matthews	Director of TOTAL Delaware	USA

Executive Officers
Christophe Gerondeau	(see above)	(see above)
Franck Trochet	(see above)	(see above)
David Panfely	Vice President of TOTAL Delaware	USA
Chris Latiolais	Treasurer of TOTAL Delaware	USA
Keli Viereck	Secretary of TOTAL Delaware	USA